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[INTERTAPE POLYMER GROUP INC. - LETTERHEAD]

August 3, 2000                                                 NYSE SYMBOL: ITP
                                                               TSE SYMBOL:  ITP

                     INTERTAPE POLYMER GROUP INC. ANNOUNCES
                        June 2000 SECOND QUARTER RESULTS
                            (stated in U.S. dollars)
                (reported using Canadian GAAP other than noted)

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                              2nd Quarter Results
                              -------------------

                                        2000              1999          % Change
                                  ---------------     ---------------   --------
Sales                            $ 167.2 million     $ 133.2 million    25.5%
Net Income                       $   9.5 million     $   9.7 million    (2.1%)

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Montreal, Quebec, Canada - August 3, 2000 - Intertape Polymer Group Inc. (NYSE &
TSE: ITP), today reported its financial results for the second quarter ended June 30, 2000.

Sales in the period were $167.2 million, up from $133.2 million for the same period in 1999, representing an increase of $34.0 million or 25.5%. For the six month period, sales were $336.6 million, an increase of $81.9 million or 32.2% from 1999 of $254.7 million. Melbourne F. Yull, Intertape's Chairman and Chief
Executive Officer stated "The increase in sales reflects additional synergies gained from the acquisitions of Central Products Corporation and Spinnaker
Electrical Tape, as well as the continued progress IPG is making in implementing new and improved systems to better service our customers."

Gross margins for the second quarter of 2000 were 24.3%, compared to 27.4% for the same period last year; and six months were 23.5% compared to 28.0% last year. Andrew M. Archibald, Chief Financial Officer noted "Margins are progressively returning to historical levels, with the increase to 24.3% from 22.6% in the first quarter 2000 reflecting the implementation of price increases in several product categories, reduced costs and improved operating efficiencies."

Net income under US and Canadian GAAP for the three months ended June, 2000 decreased 2.1%, or $0.2 million from the same period last year. Net income for this period was $9.5 million in 2000 down from $9.7 million in 1999.

Net income under US and Canadian GAAP for the six month period ended June, 2000 increased 13.5% or $2.4 million from the same period last year. Net income for the six-month period was $20.2 million in 2000 up from $17.8 million for 1999.


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[INTERTAPE POLYMER GROUP INC. - LETTERHEAD]

Under both US and Canadian GAAP, June 2000 earnings per share (EPS) remained stable at US$0.34 as compared to US$0.34 for the quarter ended June 1999. On a fully diluted basis, EPS was US$0.33 and US$0.32 under both US and Canadian GAAP respectively, as compared to US$0.34 and US$0.33 for the same period last year.

EPS for the six-month period ending June 2000, under both US and Canadian GAAP, increased to US$0.72 as compared to US$0.66 for the same period ending 1999. On a fully diluted basis, EPS under US GAAP was US$0.70 and under Canadian GAAP was US$0.68 compared to US$0.64 and US$0.63 for both US and Canadian GAAP respectively in the same period last year.

The exchange rate at June 30, 2000 was Cdn. $1.4835 = U.S. $1.00.

Intertape Polymer Group Inc. develops, manufactures and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial uses. The Company is based in Montreal, Quebec and Sarasota, Florida with manufacturing facilities in fifteen North American and European locations.

This release contains statements that are forward-looking within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities
Exchange Act of 1934. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results or forward-looking statements. Those risks and uncertainties include, but are not limited to:

o risks associated with pricing, volume and continued strength of markets where the Company's products are sold, and the timing and acceptance of new product offerings.

o actions of competitors as are described in the Company's filings with the Securities and Exchange Commission (SEC) over the last twelve months.

o the Company's ability to successfully integrate the operations and information systems of acquired companies with its existing operations, and information system, including risks and uncertainties relating to its ability to achieve projected earnings estimates, achieve administrative and operating cost savings and anticipate synergies.

o the effect of competition and raw material pricing on the Company's ability to maintain margins on existing or acquired operations.

The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

FOR FURTHER INFORMATION CONTACT:    Melbourne F. Yull
                                    Chairman and Chief Executive Officer
                                    Intertape Polymer Group Inc.
                                    Tel: (514) 731-0731
                                    E-mail: itp$info@intertapeipg.com
                                    Web: www.intertapepolymer.com

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INTERTAPE POLYMER GROUP INC.
CONSOLIDATED EARNINGS
(Unaudited)
In thousands of US Dollars (except per share amounts)
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

                                                              For the three months ended           For the period ended
                                                              --------------------------        ---------------------------
                                                              June 30,                           June 30,
                                                                2000              1999             2000             1999
                                                              ---------        ---------         ---------        ---------

Sales                                                           167,231          133,234           336,589          254,704
Cost of sales                                                   126,513           96,711           257,630          183,304
Gross profit                                                     40,719           36,523            78,959           71,401
Selling, general and administrative expenses                     17,892           15,959            37,923           32,057
Research and development                                          1,408              766             2,734            1,579
Amortization of goodwill                                          1,522            1,256             3,072            2,480
Financial expenses                                                6,652            4,901            12,647           10,150
Gain on sale of interest in joint venture                             0                0            (5,500)               0
                                                              ---------        ---------         ---------        ---------
                                                                 27,473           22,882            50,875           46,266
                                                              ---------        ---------         ---------        ---------
Earnings before income taxes                                     13,245           13,641            28,084           25,135
Income taxes                                                      3,709            3,956             7,864            7,289
Net earnings for the period                                       9,537            9,685            20,221           17,846
Retained earnings - beginning of period                          98,992           93,486            88,422           88,318
Dividend                                                         (3,006)               0            (3,006)          (2,993)
Premium on purchase for cancellation of common shares                 0                0              (115)               0
Retained earnings - end of period                               105,522          103,171           105,522          103,171
                                                              ---------        ---------         ---------        ---------
Earnings per share - Cdn GAAP                                     $0.34            $0.34             $0.72            $0.66
Earnings per share - Cdn GAAP Fully diluted                       $0.32            $0.33             $0.68            $0.63
Earnings per share - U.S. GAAP                                    $0.34            $0.34             $0.72            $0.66
Earnings per share - US GAAP Fully diluted                        $0.33            $0.34             $0.70            $0.64
EBIT per share                                                    $0.70            $0.66             $1.44            $1.31
EBITDA per share                                                  $0.97            $0.92             $1.97            $1.85
Average number of shares outstanding during the period
  Canadian GAAP                                              28,297,621       28,296,915        28,294,756       26,999,750
  Canadian GAAP - Fully diluted                              31,140,412       30,636,098        30,968,313       29,292,267
  U.S. GAAP                                                  28,297,621       28,296,915        28,294,756       26,999,750
  U.S. GAAP - Fully diluted                                  28,716,590       29,262,328        28,785,865       27,917,560

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